Exhibit 99.1

Tiziana Doses Last Patient in Phase 2 Trial of Intranasal Foralumab for Mild Alzheimer’s Disease

BOSTON, MA, October 16, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that the last patient has begun dosing in its Phase 2 randomized, placebo-controlled clinical trial evaluating intranasal foralumab in patients with early/mild Alzheimer’s disease (AD). Topline data are anticipated to be announced in Q1 2027.

This milestone completes enrollment and initiates dosing for all participants in the study, which is assessing the safety, tolerability, and potential efficacy of intranasal foralumab both as monotherapy and in combination with FDA-approved anti-amyloid therapies lecanemab (Leqembi®) or donanemab. The trial builds on evidence of persistent neuroinflammation (microglial activation) in Alzheimer’s patients, including those treated with anti-amyloid agents, as measured by TSPO-PET imaging. Key endpoints include changes in neuroinflammation via TSPO-PET imaging, cognitive function, and fluid biomarkers related to amyloid and tau pathology.

“Dosing the last patient in this important Phase 2 trial is a significant achievement for our team, clinical sites, and the patients participating in the study.” commented Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “We look forward to generating data that could help establish immunomodulation as a complementary pillar in the treatment of early Alzheimer’s disease.”

“Completing dosing initiation for the final patient marks an important step in testing whether inducing regulatory T cells with intranasal foralumab can calm activated microglia and potentially slow disease progression in mild Alzheimer’s.” commented Dr. Howard L. Weiner, Chairman of Tiziana’s Scientific Advisory Board and Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital. “Our prior work, including TSPO-PET findings in multiple sclerosis and the moderate Alzheimer’s expanded-access experience, supports the biological rationale that addressing chronic brain inflammation alone or alongside anti-amyloid therapy, may offer meaningful benefit. We look forward to seeing the results from this placebo-controlled trial.”

About the Phase 2 Alzheimer’s Disease Trial

The Phase 2 study is a randomized, placebo-controlled trial in patients with early/mild Alzheimer’s disease. It evaluates intranasal foralumab as monotherapy and in combination with lecanemab or donanemab. Primary focus areas include safety/tolerability, reduction in microglial activation measured by TSPO-PET, cognitive outcomes, and changes in amyloid and tau biomarkers.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923), as well as additional Phase 2 trials in AD and MSA.

Intranasal foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1,2

1	https://www.pnas.org/doi/10.1073/pnas.2220272120

2	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of Tiziana’s management and include statements regarding the closing of the Offering. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the SEC from time to time. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com